SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Nielsen Holdings plc
(Name of Issuer)

Ordinary shares, par value €0.07 per share
(Title of Class of Securities)

G6518L108
(CUSIP Number)

The WindAcre Partnership LLC

2200 Post Oak Blvd

Suite 1580

Houston, TX 77056

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,186,880
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,186,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,186,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G6518L108	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,186,880
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,186,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,186,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,186,880
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,186,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,186,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6518L108	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 12 (this "Amendment No. 12") to the Schedule 13D filed by the undersigned on March 14, 2022 with respect to the Ordinary Shares of the Issuer (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 21, 2022 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 30, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 6, 2022 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 8, 2022 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on April 11, 2022 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 14, 2022 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on April 18, 2022 ("Amendment No. 7"), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 25, 2022 ("Amendment No. 8"), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on April 26, 2022 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on May 4, 2022 ("Amendment No. 10”), and Amendment No. 11 to the Original Schedule 13D, filed with the SEC on August 3, 2022 (“Amendment No. 11," together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the "Schedule 13D"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D. This Amendment No. 12 amends Items 4, 6 and 7, as set forth below.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Under the terms of a commitment letter entered into with Neptune Intermediate Jersey Limited, a private limited company formed under the laws of Bailiwick of Jersey (“Parent”), on August 17, 2022 (the “Commitment Letter”), Master Fund will invest an aggregate amount of $500 million in an indirect parent company (“Holdco”) of Neptune BidCo US Inc., a Delaware corporation (“Purchaser”), in exchange for securities consisting of, immediately following the closing, common equity interests in Holdco and options. At the election of WindAcre, such $500 million investment may be funded in cash, via contribution of the Ordinary Shares held by WindAcre, or by a combination of the foregoing. The proceeds of such investment will be used to finance the consideration of $28.00 in cash, without interest, per Ordinary Share (the “Offer Consideration”) and any related costs and expenses of the acquisition of the issued and to be issued Ordinary Shares by Purchaser. WindAcre’s obligation to fund its $500 million commitment is subject to customary conditions, including the satisfaction or waiver of all applicable conditions in the transaction agreement, dated March 28, 2022, by and among the Issuer, Parent and Purchaser (the “Transaction Agreement”).

CUSIP No. G6518L108	Schedule 13D/A	Page 6 of 7 Pages

In addition, Master Fund has provided an undertaking to the Issuer and to counsel to the scheme of arrangement proposed to be made under Part 26 of the UK Companies Act 2006 (the “Scheme”) to appear by counsel at the hearing of the High Court of Justice in England and Wales (the “Court”) to sanction the Scheme, to undertake to be bound by the terms of the Scheme so far as it relates to it and to withdraw the proxy it previously submitted and not exercise the votes attached its Ordinary Shares at the Court meeting. Master Fund has further undertaken to the Scheme counsel not to, and to procure that its affiliates do not, acquire any further Ordinary Shares or sell, transfer or otherwise dispose of any of its Ordinary Shares in the period from the date of the undertaking until the earlier of (i) the date that the Scheme becomes effective and (ii) November 1, 2022. The undertaking ceases to have effect if the Transaction Agreement is terminated, any amendment is made to the Transaction Agreement which results in a reduction of Offer Consideration, or the Consortium seeks to acquire the Issuer, including its assets and/or subsidiaries, other than by way of the Scheme.

The foregoing summary of the Commitment Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is filed herewith as Exhibit G and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit G:	Commitment Letter

CUSIP No. G6518L108	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 19, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp

By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN

 EXHIBIT G

August 17, 2022

Neptune Intermediate Jersey Limited

c/o Elliott Investment Management L.P.

360 S. Rosemary Ave., 18th Floor

West Palm Beach, Florida 33401

Attn: Isaac Kim; Marc Steinberg

Email: [_]; [_]

Re: Financing Commitment

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitments of The WindAcre Partnership Master Fund LP, an exempted limited partnership established in the Cayman Islands (the “Investor”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain interests of Neptune Intermediate Jersey Limited, a private limited company formed under the laws of the Bailiwick of Jersey (“Parent”). It is contemplated that, pursuant to that certain Transaction Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Transaction Agreement”), dated as of March 28, 2022, by and among Nielsen Holdings plc, a public limited company formed under the laws of England and Wales (the “Company”), Parent and Neptune BidCo US Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), Purchaser will acquire all of the issued and to be issued share capital of the Company by way of a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006, as amended (the “Transaction”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Transaction Agreement.

1.       Commitment. The Investor hereby commits, subject to the terms and conditions set forth herein, that, at the Closing, it shall (a) purchase, or shall cause the purchase by a Permitted Assignee (as defined below) of such securities of Parent as described in Annex A (such securities, the “Securities”) on the Closing Date with an aggregate purchase price set forth therein (with respect to the Investor, its “Commitment”), solely for the purposes of enabling Parent to fund, directly or indirectly, (i) a portion of the purchase price payable pursuant to the Transaction Agreement and (ii) a portion of the fees and expenses payable by Parent in connection with the Closing pursuant to the Transaction Agreement; provided that the Investor may, in its sole discretion, elect to fund all or a portion of the Commitment through a contribution in kind of Company Ordinary Shares to Parent, in which case each such Company Ordinary Share will be contributed based on a value equal to the Offer Consideration. Parent hereby commits, subject to the terms and conditions set forth herein, that at the Closing it shall sell and deliver the Securities to the Investor or its designated Permitted Assignee.

Notwithstanding the foregoing or anything to the contrary in this Agreement, but subject at all times to the conditions set forth in Section 2 hereof, the Investor’s obligation to fund its Commitment may be requested to be made by Parent on a date, which may not be earlier than three (3) Business Days prior to the anticipated closing of the Transaction, as determined by Parent (the “Funding Date”), into either a non-interest bearing account (to the extent cash proceeds are funded by the Investor) or into a securities holding account (to the extent Company Ordinary Shares are being contributed by the Investor), in each case as designated by Parent. In the event that the Closing does not occur within three (3) Business Days following the Funding Date, the full amount funded by the Investor (including any Company Ordinary Shares, if applicable) will be returned to the Investor no later than the seventh (7th) Business Day following the Funding Date, without deduction of any fees, expenses or other costs; provided, however, that the return of such amount (or, if applicable, any Company Ordinary Shares) shall not relieve the Investor of its obligations hereunder and all or a portion of the entire Commitment may be recalled at a later time in accordance with the terms of this Agreement.

2.       Conditions. The release of the Investor’s Commitment at the Closing shall be subject to: (a) all applicable conditions in the Transaction Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under the Transaction Agreement) of those conditions) being satisfied or waived; (b) the Transaction being consummated solely pursuant to the Scheme; (c) any amendment to the Transaction Agreement that results in a reduction of the amount of the Offer Consideration (i.e., of $28.00 in cash, without interest, per Company Ordinary Share); (d) the substantially contemporaneous receipt by Parent or its Subsidiaries of the proceeds of the equity commitments of Elliott Associates, L.P., a Delaware limited partnership (“EALP”), and Elliott International, L.P., a Cayman Islands limited partnership (“EILP” and, together with EALP and other affiliated investment vehicles managed by Elliott Investment Management L.P., the “Elliott Funds”), and Brookfield Asset Management Inc. and Brookfield Capital Partners VI L.P. (together with their respective affiliates, “Brookfield” and, together with the Elliott Funds, the “Other Investors”) pursuant to their respective equity commitment letters, dated as of March 28, 2022, with Parent (the “Other Commitment Letters”); and (e) a sufficient amount of the Debt Financing has been funded or would be funded at the Closing in order to permit Parent to satisfy all of its obligations under the Transaction Agreement, and such funding was or would be in accordance with the terms of the Transaction Agreement, the Debt Commitment Letter and the Definitive Debt Financing Agreements. Parent acknowledges and agrees that the only equity interests to be issued to the Elliott Funds pursuant to the Other Commitment Letter with EALP and EILP are those described in Annex A attached hereto.

3.       Constituent Documents.

(a)       Parent may structure the transaction such that the Securities purchased by the Investor to consummate the Transaction are issued by an entity of which Parent is a wholly-owned (direct or indirect) subsidiary (“Holdings”) so long as such other entity is the same entity in which the Other Investors, directly or indirectly, make their respective investments; provided that the jurisdiction of formation of Holdings shall be from among the Bailiwick of Jersey, the United Kingdom, or Delaware.

(b)       The Investor and Parent shall negotiate in good faith and use reasonable best efforts (which, with respect to the Investor, shall include entering into a customary confidentiality agreement with Parent and/or the Sponsors) to, concurrently with the Closing, enter into actual or amended constituent agreements, a shareholders agreement or similar agreements with one another and the Other Investors (or, in lieu of Parent's entry into such agreements, Holdings, as applicable) with economic, voting and other rights and restrictions consistent with the terms set forth on the Term Sheet set forth on Annex A hereto (collectively, the “Constitutive Documents”); provided, that any such Constitutive Documents applicable to Holdings’ Securities purchased by the Investor shall be consistent with Annex A or, if inconsistent with Annex A, shall be approved in writing by each of Parent and the Investor. The Investor agrees that one or more intermediate holding companies may be established between Holdings and Parent and/or between Parent and Purchaser. In the event that the Investor does not execute Constitutive Documents on or prior to the Closing, (i) the Investor and Parent shall continue to negotiate in good faith with each other to enter into the Constitutive Documents and seek to have such Constitutive Documents executed as soon as reasonably practicable thereafter; and (ii) the terms set forth on Annex A shall be binding on the Investor and Parent from the time of the Closing until such Constitutive Documents are so executed. Upon the execution and delivery by Parent, the Investor, the Other Investors and the other applicable parties to the Constitutive Documents, this Section 3(b) shall cease to have any effect.

4.       Parties in Interest; Third Party Beneficiaries; Limited Recourse.

(a)      The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligations set forth herein; provided that each of the Non-Recourse Parties is an express third-party beneficiary hereof solely for purposes of this Section 4.

(b)      Notwithstanding anything that may be expressed or implied in this Agreement, the Transaction Agreement, any Constitutive Documents, or any document or instrument delivered to Parent contemporaneously herewith or therewith, and notwithstanding the fact that the Investor may be a partnership, limited liability company or private limited company, Parent, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that (i) no Person other than the Investor shall have any obligation (whether of an equitable, contractual, tort, statutory or other nature) hereunder, (ii) it shall have no rights of recovery against, and no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, any Non-Recourse Party, whether by or through attempted piercing of the private limited company, corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable Proceeding, or by virtue of any statute, regulation or other applicable law or otherwise, and (iii) no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party as such for any obligations of the Investor under this Agreement or any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation. Parent hereby covenants and agrees that it shall not institute, and shall cause its Affiliates and Representatives not to institute, any Proceeding or bring any other claim arising under this Agreement against any Non-Recourse Party, except for claims solely against the Investor under this Agreement. For purposes of this Agreement, a “Non-Recourse Party” means (each, solely in their capacity of the following): (A) any former, current or future, direct or indirect director, officer, employee, agent or Affiliate of the Investor; (B) any lender or prospective lender, lead arranger, arranger, agent or representative of or to the Investor; (C) any former, current or future, direct or indirect holder of any securities or any equity interests of any kind of the Investor (whether such holder is a limited or general partner, member, stockholder or otherwise); or (D) any former, current or future assignee of the Investor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing.

5.       [Intentionally Omitted].

6.       Regulatory Approvals. The Investor shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under any applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including (a) preparing and filing all forms, registrations and notifications (if any) to be filed to consummate the transactions contemplated hereby; (b) using reasonable best efforts to satisfy the conditions to consummating the transactions contemplated hereby; (c) using reasonable best efforts to provide to Parent all information with respect to the Investor and its Affiliates that is required for Parent or Purchaser to obtain any consent, authorization, expiration or termination of a waiting period, permit, Order, approval, waiver or exemption of or by any Governmental Entity (including, to the extent applicable, furnishing all information and documentary material required under the HSR Act or any other Antitrust Law) required to be made by Parent or Purchaser in connection with the Acquisition and the other transactions contemplated by the Transaction Agreement or the taking of any action contemplated thereby; and (d) the execution and delivery of any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes hereof.

7.       Enforceability. This Agreement may only be enforced by the parties hereto. Accordingly, each party agrees not to oppose the granting of an injunction, specific performance (subject, solely with respect to the Investor’s obligation to fund pursuant to Section 1 hereof, to the satisfaction or waiver of the conditions set forth in Section 2 hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions)) or other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. For the avoidance of doubt, creditors of Parent or Purchaser shall have no right to enforce this Agreement or cause Parent to enforce this Agreement.

8.       No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified without the prior written consent of Parent and the Investor. Together with any confidentiality agreements between the Company and the Investor and/or their respective Affiliates, this Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Investor or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby. Except as expressly permitted in Section 11, no transfer of any rights or obligations hereunder shall be permitted without the prior written consent of Parent and the Investor. Any transfer in violation of the preceding sentence shall be null and void.

9.       Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)       This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State (or those of England or any other jurisdiction).

(b)       The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of, relating to or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 7.7 of the Transaction Agreement or in any other manner permitted by law as follows:

If to the Investor, to:

The WindAcre Partnership Master Fund LP

c/o The WindAcre Partnership LLC

2200 Post Oak Blvd.

Suite 1580

Houston, TX 77056

Attn: Snehal Amin

Email: [_]

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attn: Eleazer Klein; Jeffrey Symons
Email: Eleazer.klein@srz.com; Jeffrey.symons@srz.com

If to Parent, to:

c/o Elliott Investment Management L.P.

360 S. Rosemary Ave., 18th Floor

West Palm Beach, Florida 33401

Attn: Isaac Kim; Marc Steinberg

Email: [_]; [_]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attn: Richard J. Birns; Kristen Poole

Email: rbirns@gibsondunn.com; kpoole@gibsondunn.com

(c)       EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7(C).

10.       Counterparts. This Agreement may be signed in any number of counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (PDF) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

11.       Confidentiality. This Agreement shall be treated as confidential and is being provided to Parent solely in connection with the transactions contemplated by the Transaction Agreement. This Agreement may not be used, circulated, quoted or otherwise referred to by either party in any document, except with the prior written consent of the other party, except in connection with the enforcement by any party of its rights hereunder. Notwithstanding the foregoing, and without prejudice to any other provision of this Agreement, this Agreement may be (a) provided to each Other Investor and its permitted syndicatees and the parties’ and each Other Investor’s and its permitted syndicatees’ respective advisors; provided each such party agrees to treat this Agreement as confidential; and (b) disclosed as may be required by applicable law, rule or regulation of any Governmental Entity or national stock exchange.

12.       Termination. The obligation of the Investor under or in connection with this Agreement will terminate automatically and immediately upon the earliest to occur of: (a) the consummation of the Closing and the prior or substantially simultaneous funding of the Commitment in full; (b) the valid termination of the Transaction Agreement pursuant to its terms; and (c) the Company or any of its Affiliates or Representatives directly or indirectly asserting, filing or otherwise commencing a Proceeding asserting any claim against the Investor or any Non-Recourse Party relating to the Transaction Agreement, this Agreement, the Other Commitment Letters, or any other agreement or document entered into in connection with the transactions contemplated hereby or thereby or any of the transactions expressly provided hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith); provided that the obligation of the Investor under or in connection with this Agreement will not terminate as a result of the Company asserting, filing, or otherwise commencing a Proceeding asserting any claim against the Investor or any Non-Recourse Party to enforce that certain undertaking to be given by the Investor to the Company to consent to the Transaction. Except for Sections 9 (Governing Law; Jurisdiction; Waiver of Jury Trial), 11 (Confidentiality), 12 (Termination), 13 (Assignment), 14 (Severability) of this Agreement, which provisions shall survive termination of this Agreement, the Investor shall not have any other obligations or liabilities hereunder following the termination of this Agreement in accordance with the preceding sentence.

13.       Assignment. The Commitment evidenced by this Agreement shall not be assignable, in whole or in part, by Parent without the Investor’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of the Investor and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. The Investor may allocate and/or assign all or a portion of its rights and obligations under this Agreement, including its obligations to fund or contribute, as applicable, the Commitment, to one or more of its affiliated investment funds (any such Person, a “Permitted Assignee”); provided that no such assignment shall relieve the Investor of its obligations hereunder, including its obligation to fund or contribute, as applicable, the Commitment, except that the Investor’s obligation to fund or contribute, as applicable, the Commitment shall be reduced dollar for dollar by any amounts actually funded or contributed to Parent by such Permitted Assignee. Any purported assignment of this Agreement or the Commitment in contravention of this Section 13 shall be void.

14.       Representations and Warranties. Each of Parent, on the one hand, and the Investor, on the other hand, hereby represents and warrants, on a several (not joint and several) basis and solely as to itself, to the other party that: (a) it has requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited partnership, limited liability company, corporate or other organizational action by such party; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Agreement by such party have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement by such party; (d) assuming due execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a valid and legally binding obligation of such party, enforceable against such party in accordance with its terms (except to the extent that enforceability may be limited by the Enforceability Exceptions); and (e) in the case of the Investor only, the Investor has the financial capacity and sufficient funds to pay, or sufficient Company Ordinary Shares to contribute, and perform its obligations under this Agreement at such time as the Commitment becomes due and payable.

15.       Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any party hereto or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other party hereto or circumstances. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this Agreement, including Section 4 hereof, be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability or obligations hereunder of any party hereto or of any Non-Recourse Party.

16.       Publicity. Parent and the Investor agree to coordinate with each other in good faith in connection with any and all press releases and other public relations matters with respect to the transactions contemplated by this Agreement; provided that the foregoing shall not prohibit or otherwise restrict Parent from discussing the Transaction without the consent of the Investor, subject to Parent’s compliance with the following sentence. Unless otherwise required by applicable Law or the rules of any stock exchange or regulatory authority, neither party may use the name, logos or trademarks of any other party or any of their respective Affiliates in any press release or otherwise in any public announcement or comment on the transactions contemplated by the Transaction Agreement and this Agreement (or any failure of such transactions to be consummated) without the prior written consent of such other party; provided that no such consent shall be required of Parent with respect to such use of its or any Other Investor’s name, logos or trademarks.

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Sincerely,

THE WINDACRE PARTNERSHIP MASTER FUND LP By: The WindAcre General Partner LP By: The WAPGP LLC

By:	/s/ Snehal Amin
Name:	Snehal Amin
Title:	Managing Member

Acknowledged and agreed, solely for purposes of Section 6 of this Agreement as it pertains to Affiliates of the Investor:

The WindAcre Partnership LLC

By:	/s/ Snehal Amin
Name:	Snehal Amin
Title:	Managing Member

Agreed to and accepted:

NEPTUNE INTERMEDIATE JERSEY LIMITED

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Director